Filed by The J. M. Smucker Company (Commission File No. 001-05111)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: Hostess Brands, Inc.

Commission File No.: 001-37540

This filing relates to the proposed acquisition of Hostess Brands, Inc., a Delaware corporation (“Hostess Brands”), by The J. M. Smucker Company, an Ohio corporation (the “Company”), and SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated as of September 10, 2023, by and among the Company, Hostess Brands, and Purchaser.

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The following is a transcript of an interview between Mark T. Smucker, Chair of the Board, President and CEO of the Company, and Jim Cramer (CNBC) on September 11, 2023.

Jim Cramer: This morning we learned that J.M. Smucker, the packaged foods powerhouse, is buying Hostess Brands for 5.6 billion in cash and stock, including the assumption of $900 million worth of debt. They’re paying a 54% premium for Hostess versus where it was trading before we started hearing rumors of a deal two weeks ago. Okay. Let’s call it the most expensive package of Twinkies in history. Wall Street clearly wasn’t thrilled. Stock plunged 7% today. Some of that could be because of some stock component. We’ve got to figure out what’s the thinking behind the acquisition. I bet Smucker felt they needed more exposure to the much faster growing snack category. They have very little of this stuff. Hostess is all snacks. Payback could be quick. Why speculate about this deal when we go straight to the source? Let’s dig deeper with Mark Smucker, the Chairman, President, and CEO of J.M. Smucker Company, to learn more. Mr. Smucker, welcome back to Mad Money.

Mark Smucker: Thanks for having me, Jim.

Jim Cramer: All right. So, Mark, we had Andy Callahan and we were the first person to put him on. We put him on multiple times because the CEO of of Hostess, he convinced us that this is the best grower in the food business. And that’s why I think it made a ton of sense to be attracted to it. Some of these analysts acted as like, well, there’s no synergy…like you were a tool company or a defense company. Doesn’t this fit right into your categories?

Mark Smucker: Jim, It is squarely on strategy. I mean, snacking occasions continue to grow. And as you know, we have our rocket ship, which is Uncrustables. And this dovetails very nicely because what it does, it expands our optionality to access new snacking occasions. Consumers are snacking at different times of day, and sometimes they want something sweet, sometimes they don’t. But when they do, we want to be there for them. And this fits perfectly with our strategy.

Jim Cramer: We had Celsius on the other day, and I’ve got to tell you, they own the convenience store. When you get to the to the soda aisle, don’t you want to be in the convenience store sector, which is just booming right now?

Mark Smucker: Absolutely. And that’s one of the reasons why we were so excited about Hostess is they have a fantastic distribution model. We compliment each other so well. I mean, they are doing an excellent job in the convenience channels. We’re just now launching an Uncrustable that has a five day shelf life and can live in that space. And we have great strength in our core grocery channels as well as our expertise in marketing. So there’s a lot of complementary capabilities that are really going to allow both businesses to continue to grow here.

Jim Cramer: All right. So this morning, Morgan Stanley comes out with a note assessing obesity exposure across packaged food and restaurants, talking about, yes, once again, GLP-1, which is one of the revolutionary drugs that make it so you don’t apparently want as much snacking. Are you concerned about this? Let’s say the drugs that people are using and the long term future of snacking?

Mark Smucker: Jim, we view that people are always going to want to snack and there are different times of day when somebody might want a protein based snack like a peanut butter with celery. But other times people want something a little bit more indulgent. And Hostess has done such a nice job creating single serve small portions that allow people to have snacking sweet snacks in moderation. So we think and we’ve studied this business for a couple of years and we really see a long growth trajectory here. And again, those complementary synergies for both parties. Well, it’s possible.

Jim Cramer: I know that it’s rumored that General Mills obviously was in there trying to buy it. And I think maybe people feel like that you ended up having to pay too much versus your own stock. Would that be a cause of concern?

Mark Smucker: You know, no. In fact, when you look at our multiple post synergies, it’s going to be down around 13 times and we think that’s very reasonable. And again, this is an accretive transaction. It is going to grow our business. It is going to allow us to grow snacking occasions and ultimately it will benefit the shareholders through that accretion.

Jim Cramer: The 100 million in synergy, you’re pretty confident?

Mark Smucker: Absolutely.

Jim Cramer: Okay. Now, one thing that I think people don’t understand, but we did because Andy Callahan, every time he came on, he came on with something new. It is an engine of innovation in a category that has lacked innovation. Can you lock in those people who came up with some of those incredible, incredible snacks that this company has put out since Andy got in?

Mark Smucker: Absolutely. Andy is a great guy and they have a great team. They have done a fantastic job with innovation. And I think if you take that innovation engine that they’ve got going, continue that and we continue to pour a little gasoline called marketing on top of this with our expertise in marketing, we’re going to see tremendous growth here.

Jim Cramer: One of the things that threw me from the analyst is you own the best coffee brands. One of the great things that Andy did was create the donut that had coffee in it, which is just unbelievable. But isn’t there synergy among what you know about what a consumer wants? You are going where the consumer is. And that’s why I think this is such a good deal.

Mark Smucker: I could not have said it any better. You know, we play very strongly both in morning breakfast and lunch, but also those in-between times. So of course, coffee, and now coffee is consumed as a snack. If you think about how often consumers are making cold, sweet coffee beverages in the afternoon to treat themselves, why not have a donut with that?

Jim Cramer: Well, I want to go back to that. That reminds me of going back to these obesity drugs. I mean, is it not true that people like a treat?

Mark Smucker: 100% and all of us want to snack in moderation. And of course, we all, you know, want to watch calories. And again, I think the reason the way they’ve come out with these single serve packs really allows the consumer to be diligent and watch those calories and be responsible. But I had a Ho-Ho and a Twinkie today already because I had to, and I felt like something sweet.

Jim Cramer: Don’t forget those, because they just are dynamite. It’s my favorite cookie. Now, I’ve got to ask you. You did get rid of some...I’m a huge pet guy, as you know. You did get rid of some of the pet food. And I know that some of the pet foods were not necessarily ones that you would stand behind. But, I mean, that’s a great category. Why did you divest?

Mark Smucker: Well, if you think about the strategic journey that we’ve been on, we have been very diligent about taking our family of brands and focusing them down to the brands that are going to grow. And if you think about why we got into the pet food category in the first place, it was all around dog snacks with the Milk-bone as the crown jewel and Meow Mix as cat food. We kept those two brands because they are our growth drivers. And similarly in the past when we divested Pillsbury Baking mixes and Crisco cooking oils, those were categories that were in decline and shedding those assets allowed us to really focus clearly on those assets and brands that we know that we can grow. And again, it just speaks to the fact that Hostess fits perfectly.

Jim Cramer: And it’s very clear from your presentation today you want to delever. I know this company generates a gigantic amount of cash. Andy told us repeatedly and then he showed it to us. But also, you’re committed to the dividend. It’s not like you decided, you know what, we’re going to grow and be wasteful and not worry.

Mark Smucker: Yeah. You know, our capital deployment strategy is clearly focused on getting this next Uncrustables plant up and running, which we’re doing, and continuing to grow our dividend and pay down this debt and deliver as quickly as we can. We would expect to be around three times in 2 to 3 years.

Jim Cramer: Well, that’s what we want. We want the responsibility. And I think, you know, I’ve been huge believer in this company and I think you got it for a very good price. Mark Smucker, Chairman, President, CEO of J.M. Smucker Company, SJM. Thank you so much, Mark. Good to see you.

Mark Smucker: Thank you so much, Jim.

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of federal securities laws that involve risks and uncertainties relating to future events and the future performance of the Company and Hostess Brands, including regarding the Company’s proposed acquisition of Hostess Brands, the prospective benefits of the proposed acquisition, the potential consideration amount and the terms and the anticipated occurrence, manner and timing of the proposed exchange offer and the closing of the proposed acquisition. The forward-looking statements may include statements concerning our current expectations, estimates, assumptions and beliefs concerning future events, conditions, plans and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expect,” “anticipate,” “believe,” “intend,” “will,” “plan,” “strive” and similar phrases. Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. We are providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made, when evaluating the information presented in this communication, as such statements are by nature subject to risks, uncertainties and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, the following: uncertainties relating to the timing of the exchange offer and merger between the Company, SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Hostess Brands (the “Transaction”); uncertainties as to how many of Hostess Brands’ stockholders will tender their stock in the exchange offer; the possibility that competing offers will be made; the possibility that any or all of the conditions to the consummation of the Transaction may not be satisfied or waived, including failure to receive required regulatory approvals; the possibility that the Transaction does not close; risks related to the Company’s ability to realize the anticipated benefits of the Transaction, including the possibility that the expected benefits will not be realized or will not be realized within the expected time period; the effect of the announcement or pendency of the Transaction on the Company’s ability to retain key personnel and to maintain relationships with customers, suppliers and other business partners; risks relating to potential diversion of management attention from the Company’s ongoing business operations; negative effects of this announcement or the consummation of the Transaction on the market price of the Company’s or Hostess Brands’ common stock and/or operating results; transaction costs associated with the Transaction; disruptions or inefficiencies in the Company’s operations or supply chain, including any impact caused by product recalls (including the Jif® peanut butter product recall); political instability, terrorism, armed hostilities (including the ongoing conflict between Russia and Ukraine); extreme weather conditions; natural disasters; pandemics (including the novel coronavirus); work stoppages or labor shortages, or other calamities; risks related to the availability, and cost inflation in, supply chain inputs, including labor, raw materials, commodities, packaging, and transportation; the impact of food security concerns involving either the Company’s products or its competitors’ products, including changes in consumer preference, consumer litigation, actions by the U.S. Food and Drug Administration or other agencies, and product recalls; risks associated with derivative and purchasing strategies the Company employs to manage commodity pricing and interest rate risks; the availability of reliable transportation on acceptable terms; the ability to achieve cost savings related to restructuring and cost management programs in the amounts and within the time frames currently anticipated; the ability to generate sufficient cash flow to continue operating under the Company’s capital deployment model, including capital expenditures, debt repayment, dividend payments, and share repurchases; the ability to implement and realize the full benefit of price changes, and the impact of the timing of the price changes to profits and cash flow in a particular period; the success and cost of marketing and sales programs and strategies intended to promote growth in the Company’s businesses, including product innovation; general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; the Company’s ability to attract and retain key talent; the concentration of certain of the Company’s businesses with key customers and suppliers, including single-source suppliers of certain key raw materials and finished goods, and the Company’s ability to manage and maintain key relationships; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in the useful lives of other intangible assets or other long-lived assets; the impact of new or changes to existing governmental laws and regulations and their application; the outcome of tax examinations, changes in tax laws, and other tax matters; a disruption, failure, or security breach of the Company or their suppliers’ information technology systems, including, but not limited to, ransomware attacks; and foreign currency exchange rate and interest rate fluctuations

A more complete description of these and other material risks can be found under “Risk Factors” in reports and statements filed by the Company and Hostess Brands respectively with the U.S. Securities and Exchange Commission (the “SEC”), including each of the Company’s and Hostess Brands’ most recent Annual Reports on Form 10-K, as well as the Form S-4 and related exchange offer documents to be filed by the Company and its acquisition subsidiary, SSF Holdings, Inc. and the Schedule 14D-9 to be filed by Hostess Brands. The Company does not undertake any obligation to update or revise these forward-looking statements, which speak only as of the date made, to reflect new events or circumstances.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the exchange offer materials that Hostess Brands, the Company, or its acquisition subsidiary, SSF Holdings, Inc., will file with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy Hostess Brands stock will only be made pursuant to an Offer to Exchange and related exchange offer materials that the Company intends to file with the SEC. At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and thereafter Hostess Brands will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. HOSTESS BRANDS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOSTESS BRANDS SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER. The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of Hostess Brands at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either the Company or Hostess Brands. Copies of the documents filed with the SEC by Hostess Brands will be available free of charge on Hostess Brands’ website at https://www.hostessbrands.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.jmsmucker.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, the Company and Hostess Brands each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.